RECEIVED
2006 AUG -8 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 July 2006

06015821

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

SUPPL

Attention Office of International Corporate Finance, Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
Strategic Benefits of Industry Restructure
Increase in 2H06 Profit After Tax Guidance

I am submitting the attached information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours
DAVID JONES LIMITED

Caroline Waldron
Company Secretary and General Counsel

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Tel: (02) 9266 5130
Fax: (02) 9261 5717
email: cwaldron@davidjones.com.au

ASX AND MEDIA RELEASE

For Immediate Distribution **Date: 20 July 2006**

DAVID JONES ANNOUNCES STRATEGIC BENEFITS OF INDUSTRY RESTRUCTURE

- David Jones has **benefited from the recent restructure** of the Australian Department Store sector which has come about as a result of the sale of the Myer department store chain by Coles Myer Ltd;
- The **beneficial opportunities** for David Jones fall into **2 key areas:**

  1. Store Portfolio growth – 3 new stores (2 of which are directly as a result of the industry restructure) will be opened in Westfield premium shopping centres within attractive demographic regions:

  - Burwood;
  - Chermside; and
  - Doncaster;

  2. Brand Portfolio expansion – new brands have been added across key categories.
- **Further benefits** for David Jones are expected to arise from the Industry Restructure.

David Jones Limited (DJS) today announced the first tranche of strategic benefits that have resulted following the recent industry restructure within the Australian Department Store sector.

David Jones CEO Mr Mark McInnes said, "We are delighted to announce today that the first tranche of benefits from the industry restructure have been realised across a range of areas in our business.

"We expect further opportunities to present themselves as the sector continues its restructure and are confident that we are well positioned to identify and capitalise on these opportunities as and when they arise," Mr McInnes said.

STORE PORTFOLIO GROWTH

At the time of the announcement of the restructure by Coles Myer Ltd last year, David Jones stated that it would be interested in acquiring 5-12 Myer stores from the successful bidder. On 22 March 2006, at the David Jones 1H06 Results, the Company said that given an acquisition of the 5-12 "earmarked" stores had not eventuated, the Company intended to open a number of its own stores in strategic, high-value locations. The Company went on to say that negotiations with landlords for this purpose had commenced.

Mr McInnes said, "We are in negotiations with a number of landlords including AMP, GPT, Lend Lease and Westfield. I am pleased to announce that to date these negotiations have been very fruitful. We will be adding three new stores to our Store Portfolio over the F07 to FY09 period and our negotiations with these landlords on a number of other targeted locations are progressing well.

"What is particularly pleasing about today's announcement is that the three new stores we will be opening are all in locations that we had identified as our preferred areas. They are all in strategic, high value locations with the right demographic profile and fit for the David Jones business. Once open and operating, the new stores will bring the total number of David Jones stores nationally to 37 (excluding the Company's two outlet centres)," Mr McInnes said.

The three new stores are the result of the Company entering into agreements with Westfield Management Ltd in respect of:

1. **Westfield Burwood Centre (Sydney)**: a transaction relating to the existing Myer store in the Westfield Burwood centre. David Jones will take over that lease and the existing department store will be re-branded and re-opened as a David Jones department store in April 2007.

   The opening of the Burwood store provides David Jones with the opportunity to be represented in a "high-value, high growth" corridor, that historically David Jones has not had a presence in. This centre is unique in that it provides an important retail gateway to Sydney's fast growing and lucrative inner Western suburbs. This is of particular significance given the existing high barriers to entry for competing retail centres in this region.

   The existing department store in this centre has audited sales in excess of $42 million. David Jones' management is confident not only of maintaining this level of sales revenue but more importantly of being able to grow off this very solid base.

2. **Westfield Chermside Centre (Queensland):** a new lease with Westfield and the opening of a new store in Westfield's Chermside centre in August 2007. The Westfield Chermside Centre is a premier shopping centre on the northern side of Brisbane and provides David Jones with an excellent opportunity to capture further share in this attractive, growing market. The expansion into Chermside also complements the Company's significant investment in building its new QueensPlaza flagship Brisbane CBD store;

3. **Westfield Doncaster Centre (Melbourne):** a new lease with Westfield and the opening of a new store in Westfield's Doncaster centre in late 2008. The ability to open a David Jones store in the Doncaster centre is a real coup for the Company. This centre has been at the top of the Company's wish list for some time. David Jones has not been able to establish a presence in this site previously. However, following the sale of Myer the opportunity to open a department store in one of Australia's most lucrative markets and to solidify its presence in the Melbourne market has become available.

Mr McInnes said, "We are delighted to be able to add these three new stores to our portfolio. They provide our business with an underlying benefit over the long term that we had not anticipated at the time of the 2003 Strategic Review, and they lay part of the foundation for future growth and ongoing attractive returns for our shareholders.

"What is particularly attractive about these new stores is that they will leverage off our existing retail infrastructure and fixed cost base and deliver significant returns over time.

"Each of the new stores is expected to be a profit contributor from the first year of opening and will provide our business with significant opportunity for revenue growth over time. We will update the market with details about the specific benefits as they start to flow into our business.

"We continue to remain interested in a select number of other strategic store locations which we believe will provide growth opportunities over the FY09 – FY12 period. We are encouraged by the commercial approach landlords are taking in negotiations relating to these sites and will provide an update when further progress is achieved.

"We are currently formulating the Company's FY09 – FY12 Strategy and will formally announce this to the market some time in mid 2007," Mr McInnes said.

BRAND PORTFOLIO EXPANSION

As a result of the recent industry restructure a number of brands have decided to:

- align themselves with David Jones on a department store exclusive basis; or
- broaden their distribution channels by joining David Jones and reaping the benefits of the Company's proven and successful "Home of Brands" strategy.

Over the past few months brands that have joined David Jones on a department store exclusive basis include:

- Tigerlily;
- Simone Perele;
- Sara (including Plus sizes, intimate apparel and swimwear); and
- Luxaflex.

Other brands such as **Industrie** (Menswear) have recognised the value that can be derived by partnering with David Jones and enjoying the benefits that arise from being part of the successful David Jones "Home of Brands" strategy.

In addition, iconic Australian brand **Mambo** has made a strategic decision to expand its distribution network in Australia by entering into a department store exclusive alliance with David Jones. Mambo remains committed to its ties to the surf industry and views its partnership with David Jones as a strategic enhancement to its current distribution.

Mr McInnes said, "We have consistently run our Company by focussing on having the best portfolio of national and international brands. This remains our strategy and should lead to incremental supply opportunities for our Brand Portfolio as the industry continues to restructure."

FUNDING

David Jones Chairman Mr Robert Savage said, "The Board of Directors reiterate their commitment to returning excess cash flows to shareholders over time (in the most efficient manner) and to delivering ongoing dividend growth.

"In light of this commitment it is our intention that the unwinding of the Sale & Leaseback Transaction relating to David Jones' Sydney and Melbourne flagship CBD stores (S&L Transaction) will (subject to Completion) be funded internally by excess cash generated by the business and debt.

"We will not (as anticipated at the time of the S&L Transaction announcement on 13 December 2005) require the Company's Dividend Reinvestment Plan (DRP) to be reinstated for the purposes of funding the S&L Transaction," Mr Savage said.

Since the announcement of the 2003 Strategic Review, the Company has built strong excess cash levels. This has resulted from the improved performance of the Company's core department store and credit card businesses. Some of this excess cash has been returned to shareholders through increased dividends. In the period FY03 to FY05 dividends per share paid to shareholders have increased by 117%.

Mr McInnes said, "We believe that allocating the Company's existing excess cash to the S&L Transaction is in the best interests of all shareholders. When the S&L Transaction is completed, it will provide our Company with long term cash flow benefits which will over time, be returned to shareholders in the most efficient manner."

The costs associated with opening the three new stores in Burwood, Chermside and Doncaster are intended to be funded by the reinstatement of the Company's DRP for the period FY07 to FY09.

The reinstatement of the DRP is expected to provide a cash injection of between $15 million - $20 million per annum over the next three years, which is in line with the expected cost of funding the three new stores.

The primary funding requirements of the three new stores relate to:

- fit-out;
- stock; and
- a payment of $20 million in relation to Burwood.

Mr McInnes said, "Our analysis indicates that the contribution from the three new stores will be Earnings Per Share (EPS) accretive. Moving forward we remain committed to our $50 million per annum Capital Expenditure target, for our base business (i.e. excluding the costs associated with any new stores). We believe that this level of capital expenditure will be sufficient to ensure our stores and brand portfolio continue to be refreshed over time and that we continue to build on the "market leader" position that David Jones has achieved in the Australian department store sector.

"Our final decision on funding will be taken once the outcome of the S&L Transaction is known in the September-December 2006 period," Mr McInnes said.

OUTLOOK

David Jones expects further opportunities to arise as the Australian Department Store sector continues to adjust to the recent restructure.

Mr McInnes said, "We are well positioned to identify and capitalise on these opportunities as and when they arise and we will be actively pursuing them."

ENDS

FOR FURTHER INFORMATION CONTACT:
Helen Karlis
General Manager Corporate Affairs, Communications and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

ASX AND MEDIA RELEASE

For Immediate Distribution

27 July 2006

DAVID JONES INCREASES 2H06 PROFIT AFTER TAX GUIDANCE

- **Profit after Tax Guidance for 2H06 increased to $31 million – $33 million (24% – 32% growth on 2H05) under AGAAP (AIFRS PAT Guidance for 2H06 is $24.5 million – $26.5 million);**
- **FY06 Profit after Tax Guidance of $92 million – $94 million (an increase of 18% – 21% on FY05) under AGAAP;**
- **4Q06 Sales Revenue growth expected to be approximately 5.5% on 4Q05;**
- **Well positioned to leverage next phase of longer term growth**

David Jones Limited (DJS) today announced that it has increased its **Profit after Tax (PAT) guidance for the second half of the year ending 29 July 2006 (2H06) to $31 million - $33 million** (under AGAAP). This represents a growth rate of approximately 24% - 32% on 2H05 and compares to the Company's previous guidance of 5%. On an AIFRS basis, the equivalent PAT guidance for 2H06 is $24.5 million - $26.5 million.

The key driver for the increased PAT growth guidance has been the Company's better than expected 4Q06 Sales performance. It is anticipated that Sales for the quarter (which ends on 29 July 2006) will be approximately 5.5% higher than 4Q05.

The stronger than expected Sales performance in 4Q06, coupled with the Company's success in reducing its cost base through the implementation of sustainable Cost Efficiency initiatives, has enabled the Company to significantly increase its Profit outlook for the year.

The FY06 guidance for PAT is now $92 million - $94 million (under AGAAP), an increase of 18% - 21% over FY05. On an AIFRS basis, the equivalent PAT for FY06 is in the range of $79 million - $81 million.

David Jones CEO Mr Mark McInnes said, "Our increased Profit after Tax guidance for FY06 is the result of all components of our business having performed well. **Sales** have been stronger than expected, our **Gross Margins** are at the top end of our target range, and our **Inventory** and **Cost of Doing Business** have been well managed, notwithstanding the high Sales growth in 4Q06. Our **Credit Card** business continues to track well with expected growth within its targeted range of 5% - 10%.

OUTLOOK
Looking forward, the broader retail cycle appears to be trending upwards in line with the view expressed by independent economic forecasters such as Access Economics 6 -12 months ago. Whilst there are a mixture of positive factors such as tax cuts and negative factors such as interest rates and petrol prices impacting the economic outlook, independent forecasters in general expect favourable retail conditions in FY07 and FY08.

Mr McInnes said, "We are confident that our strong business model positions our Company well to continue delivering PAT and dividend growth in line with our previously stated guidance of 5% - 10% p.a. PAT growth in FY07 and FY08. This guidance is on the increased forecast profit base of FY06 and is on an AIFRS basis."

Further details about the Company's expected Trading and Profit outlook will be provided at its 4Q06 Sales announcement in mid August 2006 and at the FY06 Results announcement in late September 2006.

ENDS

FOR FURTHER INFORMATION CONTACT:
Helen Karlis
General Manager Corporate Affairs, Communications & Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

PROFIT AFTER TAX (PAT) GUIDANCE SUMMARY

	2H06 ($m)	2H05 ($m)	Change (%)	FY06 ($m)	FY05 ($m)	Change (%)
PAT (AGAAP)	31.0 – 33.0	25.0	24 – 32	92.0 – 94.0	77.9	18 – 21
PAT (AIFRS)	24.5 – 26.5	20.5	20 – 30	79.0 – 81.0	68.0	16 – 19
Adjustment to apply AASB 132/139 *	-	(2.7)	-	-	(5.9)	-
PAT (AIFRS) Underlying *	24.5 – 26.5	17.8	38 – 49	79.0 – 81.0	62.1	27– 30

*** IMPACT OF AASB 132/139 ON FY05**

Profit after Tax for 2H06 and FY06 reflects the full implementation of all AIFRS, including AASB132 *Financial Instruments: Disclosure & Presentation* and AASB139 *Financial Instruments: Recognition and Measurement* which were adopted at the beginning of FY06 on 31 July 2005.

The financial impact of adopting AASB132 and AASB139 is not reflected in the PAT for 2H05 and FY05 due to the Company electing not to early adopt these standards in line with common practice (as allowed under AASB1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*).

Had the Company early adopted AASB132 and AASB139 in FY05, the PAT for 2H05 and FY05 would have reflected the following AIFRS adjustments (after tax).

	2H05 ($000)	FY05 ($000)
Reset Preference Shares (RPS) dividends reclassified as a finance expense	(2,215)	(4,792)
Amortisation of RPS issue expenses	(427)	(854)
Fair value movement in derivatives	(67)	(231)
Total Adjustments relating to AASB 132/139	**(2,709)**	**(5,877)**